THOMAS P. GALLAGHER KEVIN M. BRIODY+ JOHN K. BUTLER² BARBARA J. COMLY*+ MARTIN J. CONROY DEBORAH L. CARROLL□ JONATHAN M. GRISCHUK* HERBERT P. MOORE, JR.*	GALLAGHER, BRIODY & BUTLER COUNSELLORS AT LAW PRINCETON FORRESTAL VILLAGE 155 VILLAGE BOULEVARD 2ND FLOOR PRINCETON, NEW JERSEY 08540 _________ (609) 452-6000 Fax: (609) 452-0090	NEW YORK OFFICE 300 PARK AVENUE 17TH FLOOR NEW YORK, NY 10022 212-938-0831 FAX: 212-938-0917 * ALSO ADMITTED IN NY + ALSO ADMITTED IN PA ² ALSO ADMITTED IN DC □ ADMITTED IN NY, DC AND CT ONLY
February 20, 2007

VIA EDGAR
Mr. Tom Jones
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	SmarTire Systems, Inc.
Registration Statement on Form SB-2
Filed January 10, 2007
File No. 333-139887

Dear Mr. Jones:

On behalf of SmarTire Systems, Inc. (“SmarTire” or the “Company”), on the date hereof we filed via Edgar Amendment No. 1 to the Company’s Registration Statement on Form SB-2 (the “Registration Statement Amendment”).

In order to facilitate your review, we have responded on a point-by-point basis, on behalf of the Company, to the comments set forth in your letter dated February 2, 2007 (the “Commission Letter”). The numbered comments and responses below correspond with the numbered paragraphs in the Commission Letter.

Comment #1

Selling Stockholders, page 11

1.
Please disclose the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response to Comment #1

The Registration Statement has been revised on page 9 to reflect the total dollar value of the securities underlying the convertible notes that are being registered for resale based upon the market price per share for those securities on the date of the sale of the convertible notes.

Comment #2

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes

Response to Comment #2

Set forth below is the requested tabular disclosure:

Name of Selling Stockholder	Cash Fee (1)	Structuring Fee (2)	Interest (3)	Potential Liquidated Damages (4)
TAIB Bank, B.S.C.	$120,000	$10,000	$200,000	$200,000
Certain Wealth, Ltd.	--	--	$40,000	$40,000
TOTAL	$120,000.00	$10,000.00	$240,000.00	$240,000.00

(1) TAIB Securities, Inc., a subsidiary of TAIB Bank, B.S.C., was paid a 10% cash fee of $120,000 in connection with the transaction.

(2) TAIB Securities, Inc. was paid a $10,000 structuring fee in connection with the transaction.

(3) Represents interest payable to the selling stockholders through October 31, 2008, the maturity date on the debentures. Interest accrues at a 10% annual rate and is required to be paid on October 31, 2008 (or sooner as provided in the convertible debentures) in cash or shares of common stock (valued at the closing bid price on the trading day immediately prior to the date paid) at the option of the Company.

(4) Represents the maximum liquidated damages (20% of the aggregate convertible notes purchase price) payable to the selling stockholders pursuant to Section 2 of the Investor Registration Rights Agreement filed as Exhibit 10.71 to the Registration Statement. Pursuant to such Registration Rights Agreement, the Company is obligated to use its best efforts to have the Registration Statement declared effective no later than January 29, 2007 (the “Effective Date”) and to insure that the Registration Statement remains in effect until all of the registrable securities have been sold, subject to the terms and conditions of the Registration Rights Agreement. The Company secured an extension of the Effective Date until March 31, 2007. In the event the Registration Statement is not declared effective on or before March 31, 2007 or the Registration Statement does not remain in effect as required, the Company is required to pay to the holder of the convertible debentures, at the holder’s option, either a cash amount or shares equal to 2% of the liquidated value of the debentures outstanding for each applicable 30 day period subject to a 20% maximum liquidated damages.

The following is the requested disclosure of the net proceeds to the issuer and total possible payments in the first year following the sale of the convertible notes:

Gross proceeds to Company from sale of convertible notes	$1,200,000
Less: 10% cash fee to TAIB Securities, Inc.	$(120,000)
Structuring fee to TAIB Securities, Inc.	$(10,000)
Net proceeds to Company	$1,070,000
Less possible payments to Company in one year period following sale of convertible notes:
Interest	$(120,000)
Liquidated damages (assuming maximum amount potentially payable to selling stockholders)	$(240,000)
Remaining balance of net proceeds from sale of convertible notes	$710,000

Comment #3

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling stockholders]:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response to Comment #3

			Total		Market	Total	Total
Market	Conversion		possible	Total	price of	possible	possible
Price per	Price per		profit per	possible	possible	aggregate cost	discount
Share	Share		Share	shares (4)	shares	of shares	to market

$ 0.10	$ 0.0573	(1)	$ 0.0427	20,942,408	$2,094,241	$ 1,200,000	$894,241
0.09	0.0573	(1)	0.0327	20,942,408	1,884,817	1,200,000	684,817
0.08	0.0573	(1)	0.0227	20,942,408	1,675,393	1,200,000	475,393
0.07	0.0560	(2)	0.0140	21,428,571	1,500,000	1,200,000	300,000
0.06	0.0480	(2)	0.0120	25,000,000	1,500,000	1,200,000	300,000
0.05	0.0400	(2)	0.0100	30,000,000	1,500,000	1,200,000	300,000
0.043	0.0344	(3)	0.0086	34,883,721	1,500,000	1,200,000	300,000
0.03	0.0240	(2)	0.0060	50,000,000	1,500,000	1,200,000	300,000
0.02	0.0160	(2)	0.0040	75,000,000	1,500,000	1,200,000	300,000
0.01	0.0080	(2)	0.0020	150,000,000	1,500,000	1,200,000	300,000

(1) Fixed conversion price when the market price is at or greater than $0.0716.

(2) Assumed market price per share is the lowest volume weighted average price of our common stock as conversion price is equal to 80% of the lowest volume weighted average price of our common stock during the thirty trading days preceding the conversion date as quoted by Bloomberg, LP.

(3) Market price as of October 31, 2006 (date of sale of convertible note)

(4) Assuming no conversion of interest and complete conversion of the aggregate $1.2 million debentures.

Comment #4

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security,

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response to Comment #4

Neither the selling stockholders nor any affiliates of the selling stockholders hold any other warrants, options, notes or other securities of the issuer.

Comment #5

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

•	the resulting net proceeds to the issuer, and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment three and comment four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment two and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response to Comment #5

Gross proceeds paid to issuer	$1,200,000
Less Fees: 10% cash fee to TAIB Securities, Inc.	$(120,000)
Structuring fee paid to TAIB Securities, Inc.	$(10,000)
Less other payments to selling security holders: Interest (1st and 2nd years)	$(240,000)
Liquidated damages (assuming maximum amount potentially payable to selling stockholders)	$(240,000)
Resulting net proceeds to issuer	$590,000
Combined total possible profit to be realized as a result of any conversion discounts (1)	$610,000

Total payments by issuer disclosed in response to comment #2	$610,000
Total possible discount to market price of the shares underlying convertible notes as disclosed in response to comment #3 (1)	$300,000
Total	$910,000

$910,000 divided by $590,000 representing the net proceeds to the issuer from the sale of the convertible notes = 154.2% using the simple interest method.

154.2% divided by 2 year term of convertible notes = 77.1% per year

(1) Assumes market price per share between $0.01 and $0.07 at time of conversion.

Comment #6

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming fill issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

•	the current market price per share of the class of securities subject to the transaction.

Response to Comment #6

There have been no prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessor of those persons).

Comment #7

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response to Comment #7

Shares outstanding		Number of		Number of
prior to convertible		shares registered for		shares that have been
note transaction	Number of	resale by the selling	Number of	registered for resale on
excluding shares held	shares registered for	stockholders or affiliates	shares that have been	behalf of the
by non-affiliates	resale by the selling	of the selling stockholders	sold in registered	selling stockholders
of the Company,	stockholders or affiliates	that continue to be held	resale transactions	or affiliates of the selling
the selling stockholders	of the selling stockholders	by the selling stockholders	by the selling stockholders	stockholders
and affiliates of the	in prior registration	or affiliates of the selling	or affiliates of the selling	in this registration
selling stockholders	statements	stockholders	stockholders	statement

312,379,067	Nil	Nil	Nil	150,000,000

Comment #8

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether— based on information obtained from the selling stockholders — any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

- the date on which each such selling stockholder entered into that short position; and

- the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response to Comment #8

The issuer has the intention to make all payments on the overlying securities but does not currently have a reasonable basis to believe that it will have the financial ability to make all payments on the overlying securities.

Based upon information obtained from the selling stockholders, the selling stockholders do not have an existing short position in the Company’s common stock.

Comment #9

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response to Comment #9

We believe that a description of the relationships and arrangements between and among the identified parties is already presented in the Registration Statement and all agreements between and/or among those parties are included as Exhibits to the Registration Statement.

Comment #10

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response to Comment #10

The number of shares the Company seeks to register was determined by negotiation between the Company and the selling shareholders and is set forth in Section 2 of the Investor Registration Rights Agreement filed as Exhibit 10.71 to the Registration Statement.

The selling shareholders were aware of the substantial number of outstanding securities as well as convertible securities that would become 144k eligible during the current calendar year. To the extent that the sales of such securities may place downward pressure on the price of the Company’s common stock, the selling shareholders requested protection by having a sufficient number of shares registered.

The selling shareholders required that the number of shares registered provide approximately 500% coverage in the event of the conversion of the convertible debentures. The aggregate purchase price for the convertible debentures of $1,200,000 divided by an approximate market price of $0.04 equals 30,000,000 shares; and 500% of 30,000,000 shares equals the 150,000,000 shares the Company currently seeks to register.

Comment #11

11.
With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Response to Comment #11

Larry Chaleff is authorized by each selling stockholder to exercise dispositive powers with respect to the shares offered by such selling stockholder. Mr. Chaleff disclaims beneficial ownership of the shares offered by the selling stockholders.

Comment #12

12.	Please tell us whether any of the selling shareholders are broker dealers or affiliates of broker dealers.

Response to Comment #12

Based upon information supplied by the selling shareholders, no selling shareholder is a broker dealer or affiliate of a broker dealer.

Comment #13

13.	Please tell us how you determined that the selling shareholders pre-offering ownership is “nil,” particularly given the existence of the notes.

Response to Comment #13

The Registration Statement has been revised to reflect that the selling shareholders have the right to convert the convertible notes into shares of common stock at any time.

Comment #14

Plan of Distribution, page 14

14.
Please revise this section to discuss in greater detail the plan of distribution. For example, the disclosure should discuss the number of shares registered for resale on behalf of the selling stockholders and the plans to sell such amounts given the trading volume of your common stock and the ownership limitations in the terms of your securities. It is unclear how the selling stockholders could have made their decision to invest in your company to this extent without evaluating possible plans for liquidation of the securities it could acquire.

Response to Comment #14

The Registration Statement has been revised on page 11 to discuss the plan of distribution in greater detail.

Comment #15

Liquidity and Capital Resources, page 19

15.
We note on page 19 that you disclose that “it is uncertain whether we will be able to access our $100 million standby equity distribution agreement” and on page 6 you disclose that the staff “previously informed us that it is unlikely that the Staff will permit a registration statement covering the shares of the common stock underlying the $100 million standby equity distribution agreement to become effective….” Since your ability to register shares for resale is governed by applicable law, it is inappropriate to attribute any related uncertainty of your financial condition to “whether the SEC Staff will permit” a registration statement to become effective. Please revise your disclosure accordingly.

Response to Comment #15

The Registration Statement has been revised accordingly.

Comment #16

Standby Equity Distribution Agreement. page 64

16.
Please revise the disclosure to clarify that you acknowledged in section 2.2 of the equity distribution agreement that the investor may sell shares of your common stock corresponding with a particular advance notice on the day the advance notice is received by the investor. Explain how this provision interacts with the provision regarding how the price of each drawn down is determined and could negatively affect the market price of your securities.

Response to Comment #16

We have revised the disclosure to clarify that we acknowledge in section 2.2 of the Equity Distribution Agreement that the investor may sell shares of our common stock corresponding with a particular advance notice on the day the advance notice is received by the investor. We have also revised the Registration Statement to explain how this provision interacts with the provision regarding how the price of each draw down is determined and that it could negatively affect the market price of the Company’s securities.

Comment #17

17.	The disclosure on page 70 includes references to opinions of financial advisors. Please file the consents of those advisors as required by Rule 436.

Response to Comment #17

The Registration Statement has been revised on page 65 to remove the reference to opinions of financial advisors as no written opinions were received or are available.

Comment #18

Item 28. Undertakings

18.	Please include the undertaking required by Regulation S-B Item 512(a)(4) and the last sentence of Item 512(e).

Response to Comment #18

The Registration Statement has been revised to reflect the undertaking required by Regulation S-B Item 512(a)(4) and the last sentence of Item 512(e).

Comment #19

Exhibit 5

19.
We note the penultimate paragraph which states that “This opinion is not rendered with respect to any laws other than the laws of the United States.” Please file an opinion that opines on the laws of the jurisdiction in which you are incorporated. We note that the facing page of your registration statement identifies your jurisdiction of incorporation as “Yukon Territory.”

Response to Comment #19

Exhibit 5 has been revised to reflect the above comments and the fact that the issuer has changed its jurisdiction of incorporation to British Columbia.

Comment #20

General

20.
We note from response 9 in your February 24, 2006 letter to us that you elect to file Current Reports on Form 8-K. Please tell us why you submitted a Form 6-K on November 13, 2006 and how your use of that form is consistent with our prior comment on this issue. Also, please ensure that your filings are appropriately signed.

Response to Comment #20

The Company incorrectly filed Form 6-K on November 13, 2006, as such filing should have been made on Form 8-K. A corrected filing on Form 8-K will be made promptly by the Company.

If you have any questions or require any supplemental information after reviewing our responses contained in this letter and the Registration Statement Amendment, please do not hesitate to contact the undersigned at 609-452-6000.

Very truly yours,

/s/ Thomas P. Gallagher

                                Gallagher, Briody & Butler

cc:  Jeff Finkelstein, Chief Financial Officer